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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02003822

SEC FILE NUMBER
8- 52631

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 1 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/6/02 FV

REPORT FOR THE PERIOD BEGINNING 12/4/00 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RPI Securities, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 Skokie Boulevard, Suite 230
(No. and Street)

Northbrook	Illinois	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy K. Efrem — 212-509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Perelson Weiner LLP
(Name - if *individual, state last, first, middle name*)

One Dag Hammarskjold Plaza	New York	New York	10017
(Address)	(city)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/5

OATH OR AFFIRMATION

I, Kathy K. Efrem, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RPI Securities, Inc, as of December 31 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kathy K. Efrem
Signature

Financial and Operations Principal
Title

Linda S. Grimm
Notary Public

Linda Grimm
Notary Public, State of New York
No. 01GR5046601
Qualified in Queens County
Commission Expires July 17, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERELSON
WEINER LLP

RPI SECURITIES INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

DECEMBER 31, 2001

RPI SECURITIES INC.
FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION
DECEMBER 31, 2001

CONTENTS

PERELSON
WEINER LLP

CERTIFIED PUBLIC ACCOUNTANTS

ONE DAG HAMMARSKJOLD PLAZA
NEW YORK, NY 10017-2286
TELEPHONE 212.605.3100
FACSIMILE 212.605.3128
EMAIL pw@pwcpa.com

INDEPENDENT AUDITORS' REPORT

The Stockholder
RPI Securities Inc.
Northbrook, Illinois

We have audited the accompanying statement of financial condition of RPI Securities Inc. as of December 31, 2001 and the related statements of operations, stockholder's equity and cash flows for the period December 4, 2000 (date of SEC registration) through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RPI Securities Inc. as of December 31, 2001 and the results of its operations and cash flows for the period December 4, 2000 (date of SEC registration) through December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.



February 1, 2002

RPI SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSET

Cash	$ 9,870

STOCKHOLDER'S EQUITY

Common stock: $.01 par value	
1000 shares authorized, issued and outstanding	10
Additional paid-in capital	10,603
Retained earnings	(743)
	$ 9,870

See notes to financial statements.

RPI SECURITIES, INC.
STATEMENT OF OPERATIONS
DECEMBER 4, 2000 (DATE OF SEC REGISTRATION) THROUGH DECEMBER 31, 2001

Expenses	
Bank charges	$ 189
Total expenses and net loss	$ 189

See notes to financial statements.

RPI SECURITIES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
DECEMBER 4, 2000 (DATE OF SEC REGISTRATION) THROUGH DECEMBER 31, 2001

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 3, 2000	1,000	$ 10	$ 5,990	$ (554)	$ 5,446
Net loss				(189)	(189)
Additional paid-in capital			4,613		4,613
Balance, December 31, 2001	1,000	$ 10	$ 10,603	$ (743)	$ 9,870

See notes to financial statements.

RPI SECURITIES, INC.
STATEMENT OF CASH FLOWS
Increase (Decrease) in Cash
DECEMBER 4, 2000 (DATE OF SEC REGISTRATION) THROUGH DECEMBER 31, 2001

Cash flows from operating activities	
Cash paid	$ (189)
Net cash used in operating activities	(189)
Cash flows from financing activities	
Proceeds from additional paid-in capital	4,613
Net cash provided by financing activities	4,613
Net increase in cash	4,424
Cash, December 3, 2000	5,446
Cash, December 31, 2001	$ 9,870

RECONCILIATION OF NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES

Net loss and cash used in operating activities	$ (189)

See notes to financial statements.

Note 1 - Description of Organization

RPI Securities Inc. (RPIS), formed on May 16, 2000 as a Delaware corporation, is a wholly owned subsidiary of Receivable Partners, Inc. (RPI). RPIS is a security broker/dealer, registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc (NASD). RPI is commenced operations on December 4, 2002, however, has not engaged in any security transactions since inception.

Note 2 - Summary of Significant Accounting Policies

a) Income Taxes

RPIS files its federal income tax return as a member of a consolidated group.

b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Note 3 - Related Party Transaction

RPI paid certain administrative expenses and taxes for RPIS without charge to RPIS. As a result, the accompanying financial statements are not indicative of RPIS's operations on a stand alone basis.

ACCOMPANYING INFORMATION

PERELSON
WEINER LLP

CERTIFIED PUBLIC ACCOUNTANTS

ONE DAG HAMMARSKJOLD PLAZA
NEW YORK, NY 10017-2286
TELEPHONE 212.605.3100
FACSIMILE 212.605.3128
EMAIL pw@pwcpa.com

INDEPENDENT AUDITORS' REPORT ON ACCOMPANYING INFORMATION

The Stockholder
RPI Securities Inc.
Northbrook, Illinois

Our report on our audit of the financial statements of RPI Securities Inc. for the year ended December 31, 2001 appears on page 1. That audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying information on page 8 is presented only for purposes of additional analysis and is not a required part of the financial statements. The Schedule of Net Capital and Aggregate Indebtedness, however, is required by Rule 17a-5 of the Securities and Exchange Commission. Such accompanying information has been subjected to the auditing procedures applied in the audit of the basic financial statements. In our opinion, such information is fairly stated in all material respects in relation to the financial statements taken as a whole.



February 1, 2002

RPI SECURITIES, INC.
SCHEDULE OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
DECEMBER 31, 2001

Total net capital	$	9,870
Aggregate indebtedness	$	
Ratio of aggregate indebtedness to net capital	$	0 to 1
Minimum capital required (greater of 6.67% of aggregate indebtedness or $5,000)	$	5,000
Excess of net capital over minimum requirement	$	4,870

Statement Pursuant to Paragraph (d)(2) of Rule 17a-5:

The net capital and aggregate indebtedness reflected do not differ from the corresponding items reflected in the unaudited Part IIA FOCUS filing as of December 31, 2001.

PERELSON
WEINER LLP

CERTIFIED PUBLIC ACCOUNTANTS

ONE DAG HAMMARSKJOLD PLAZA
NEW YORK, NY 10017-2286
TELEPHONE 212.605.3100
FACSIMILE 212.605.3128
EMAIL pw@pwcpa.com

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

The Stockholder
RPI Securities Inc.
Northbrook, Illinois

In planning and performing our audit of RPI Securities Inc. (RPIS) as of December 31, 2001 and for the period December 4, 2000 (date of SEC registration as a broker-dealer) through December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by RPIS including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debts and net capital under Rule 17a-3(a)11 and for determining compliance with the exemptive provisions of Rule 15c3-3. Because RPIS does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by RPIS in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of RPIS is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which RPIS has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that RPIS's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



February 1, 2002